EXHIBIT 99.3 -- Report of Management

HOMEQ SERVICING


      		MANAGEMENT'S ASSERTION


As of and for the year ended December 31, 2004, HomEq Servicing Corporation (the "Company") complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amounts of $200 million and $20 million, respectively.


HomEq Servicing Corporation

/s/  Arthur Q. Lyon 			February 25, 2005
Arthur Q. Lyon				Date
President


/s/  Keith G. Becher 			February 25, 2005
Keith G. Becher				Date
Chief Operating Officer